[redacted]

11017171

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
2011 MAR -2 PM 2:34
SEC / TM

cyc
3/2/11

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34174

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

OMNI BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

406 WEST SOUTH JORDAN PARKWAY, SUITE 200
(No. and Street)

SOUTH JORDAN	**UTAH**	**84095**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN BRADBURN **(801) 553-1031**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

HANSEN, BARNETT & MAXWELL, P.C.
(Name – if individual, state last, first, middle name)

5 TRIAD CENTER, SUITE 750	**SALT LAKE CITY**	**UTAH**	**84180-1128**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

JP 3/9/2011

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **KEVIN BRADBURN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **OMNI BROKERAGE, INC.**, as of **DECEMBER 31**, **2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO/CCO

Title

Notary Public

NOTARY PUBLIC
KRISTEN THOMAS
3375 South 8480 West
Magna, Utah 84044
My Commission Expires
April 28, 2012
STATE OF UTAH

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[1] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[2] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[2] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[3] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1. Company has no liabilities that are subordinated to claims of creditors.
2. Company exempt under 15c301(2).
3. Company is not a consolidated entity.

H | B | M

HANSEN, BARNETT & MAXWELL, P.C.
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholder and Board of Directors
OMNI Brokerage, Inc.
South Jordan, Utah

We have audited the accompanying statements of financial condition of OMNI Brokerage, Inc. as of December 31, 2010 and 2009, and the related statements of operations and comprehensive income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OMNI Brokerage, Inc. as of December 31, 2010 and 2009, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation and reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses and negative cash flows from operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Hansen, Barnett & Maxwell, P.C.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah
February 28, 2011

an independent member of BAKER TILLY INTERNATIONAL

Registered with the Public Company Accounting Oversight Board

5 Triad Center, Suite 750, Salt Lake City, Utah 84180-1128
TEL 801-532-2200 FAX 801-532-7944 www.hbmcpas.com

ADDING VALUE | NOT COMPLEXITY

OMNI BROKERAGE, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS		
Current Assets		
Cash and cash equivalents	$ 627,236	$ 1,092,698
Accounts receivable, net of allowance for doubtful accounts of $48,440 and $34,337, respectively	44,651	33,532
Receivables from related parties	65,767	17,488
Commissions receivable	66,236	31,746
Other receivables	12,232	336,212
Prepaid expense	24,032	19,390
Other assets	109	456
Deferred tax asset - current	210,042	48,461
Total Current Assets	1,050,305	1,579,983
Office equipment, net of depreciation of $74,601 and $59,086	22,827	38,341
Deferred tax asset	13,696	-
Total Assets	$ 1,086,828	$ 1,618,324
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts payable	$ 20,802	$ 20,342
Commissions payable	116,406	396,807
Payables to affiliates	2,500	-
Accrued payroll and related expenses	9,124	28,033
Accrued expenses and other liabilities	343,867	337,986
Total Current Liabilities	492,699	783,168
Deferred tax liability	-	1,133
Pension benefit liability	33,652	18,506
Total Liabilities	526,351	802,807
Stockholder's Equity		
Common stock - 50,000 shares authorized; 27,000 shares issued and outstanding; $0.50 stated value	13,500	13,500
Additional paid-in capital	175,429	65,429
Retained earnings	392,076	747,877
Other comprehensive loss, net	(20,528)	(11,289)
Total Stockholder's Equity	560,477	815,517
Total Liabilities and Stockholder's Equity	$ 1,086,828	$ 1,618,324

The accompanying notes are an integral part of these financial statements.

OMNI BROKERAGE, INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Revenues		
Commissions	$ 2,510,220	$ 2,586,351
Underwriting and selling groups	97,123	-
Other	419,435	527,870
Interest income	1,067	5,381
Total Revenues	3,027,845	3,119,602
Expenses		
Commissions	2,309,309	2,427,353
Compensation and related benefits	558,316	769,532
Office overhead and operating	254,156	304,359
Professional fees	142,073	84,868
Training	45	3,938
Brokerage fees	75,209	55,270
Depreciation	15,515	20,500
Other	190,092	219,604
Total Expenses	3,544,715	3,885,424
Loss Before Income Tax	(516,870)	(765,822)
Benefit For Income Tax	(161,069)	(346,158)
Net Loss	$ (355,801)	$ (419,664)
Other comprehensive income, net of tax		
Pension plan (loss) gain arising during period	$ (9,239)	$ 42,153
Other comprehensive (loss) income	(9,239)	42,153
Comprehensive Loss	$ (365,040)	$ (377,511)

The accompanying notes are an integral part of these financial statements.

OMNI BROKERAGE, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common Shares	Common Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at December 31, 2008	27,000	$ 13,500	$ 65,429	$ 1,167,541	$ (53,442)	$ 1,193,028
Net income	-	-	-	(419,664)	-	(419,664)
Unrealized holding gain during period	-	-	-	-	42,153	42,153
Balance at December 31, 2009	27,000	13,500	65,429	747,877	(11,289)	815,517
Net loss	-	-	-	(355,801)	-	(355,801)
Shareholder Paid-In Capital	-	-	110,000	-	-	110,000
Unrealized holding loss during period	-	-	-	-	(9,239)	(9,239)
Balance at December 31, 2010	27,000	$ 13,500	$ 175,429	$ 392,076	$ (20,528)	$ 560,477

The accompanying notes are an integral part of these financial statements.

OMNI BROKERAGE, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Cash Flows From Operating Activities		
Net loss	$ (355,801)	$ (419,664)
Adjustments to reconcile net income		
to cash flows from operating activities:		
Depreciation expense	15,515	20,500
Loss on sale/disposal of office equipment	-	11,286
Changes in certain operating assets and liabilities:		
Accounts receivable	(11,119)	4,965
Receivables from related parties	(48,279)	(3,899)
Commissions receivable	(34,490)	(28,416)
Other receivables	323,981	(42,340)
Prepaid expense	(4,644)	118,326
Other assets	347	22,430
Deferred tax asset	(175,277)	(18,942)
Accounts payable	460	(33,587)
Commissions payable	(280,401)	49,140
Payables to related parties	2,500	-
Accrued payroll and related expenses	(18,908)	(189,752)
Accrued expenses and other liabilities	5,880	24,809
Deferred tax liability	(1,133)	(67,971)
Pension benefit liability	15,146	-
Pension plan loss	(9,239)	42,153
Net Cash Used By Operating Activities	(575,462)	(510,962)
Cash Flows From Investing Activities		
Purchase of office equipment	-	-
Proceeds from sale of office equipment	-	1,500
Net Cash Provided From (Used By) Investing Activities	-	1,500
Cash Flows From Financing Activities		
Shareholder paid-in capital	110,000	-
Net Cash Provided From (Used By) Financing Activities	110,000	-
Net Change in Cash and Cash Equivalents	(465,462)	(509,462)
Cash and Cash Equivalents At Beginning of Year	1,092,698	1,602,160
Cash and Cash Equivalents At End of Year	$ 627,236	$ 1,092,698
Supplemental Cash Flows Information		
Income taxes paid	$ -	$ 42,560

The accompanying notes are an integral part of these financial statements.

OMNI BROKERAGE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

Note 1 – Organization and Description of Business

General

OMNI Brokerage, Inc. ("Company"), a Utah corporation, is organized and registered to engage in the securities business as a broker-dealer in all 50 states and the District of Columbia under the Securities Exchange Act of 1933, as amended. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation, and is registered with the United States Securities & Exchange Commission ("SEC").

The Company is primarily engaged in the private placement of real estate securities.

Going Concern

The Company has incurred recurring net losses and negative cash flows from operating activities for the fiscal years ended December 31, 2010 and 2009. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In order for the Company to continue as a going concern, it must generate positive cash flows from operating activities. Management's plans with respect to this uncertainty include; reducing or delaying expenditures, increasing equity, and exploring possible partnerships and or joint ventures to increase revenue streams. There can be no assurance that revenues will increase rapidly enough to offset operating losses. If the Company is unable to increase cash flows from operating activities, it will be unable to continue the development of its services

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recognition of Revenues and Expenses

Revenues and expenses from all securities transactions are recorded on the close or settle date of the underlying real estate or asset. The Company does not participate in any proprietary securities transactions.

Cash and Cash Equivalents

Cash consists of bank deposits with two institutions insured by the FDIC in 2010 and 2009. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2010 and 2009, the Company had cash and cash equivalents of $150,822 and $442,985, respectively, in excess of FDIC limits.

Commissions Receivable

Commissions receivable are amounts due for fees earned from the sale of securities. The entire amount of commissions and related income is recognized on the close or settle date of the underlying real estate or asset.

Accounts Receivable

Accounts receivable are amounts due for expenses paid by the Company on behalf of other parties. The Company regularly reviews its accounts receivable and makes provisions for potentially uncollectible balances. At December 31, 2010 and 2009, management recorded an allowance against accounts receivable totaling $48,440 and $34,337, respectively, due to the aging status of certain receivables.

Office Equipment

Office equipment is carried at cost. Costs of additions and major renewals and betterments are capitalized, while maintenance, repairs and minor renewals are expensed as incurred. The cost and accumulated depreciation of office equipment sold, or otherwise disposed of, are relieved from the accounts and any gains or losses are included in income.

Depreciation is computed using the straight line method over the estimated useful lives of equipment, which range between three and seven years. Depreciation expense for the years ended December 31, 2010 and 2009 was $15,515 and $20,500, respectively.

Income Taxes

The Company recognizes an asset or liability for the deferred tax consequences of all temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. These deferred tax assets or liabilities are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. Deferred tax assets are reviewed periodically for recoverability and valuation allowances are provided, as necessary.

Financial Instruments

Financial instruments include accounts receivable and accounts payable. Management estimates that the carrying amount of these financial instruments represents their fair values, which were determined by their near term nature or by comparable financial instruments' market value.

Postretirement Defined Benefit Plan

The Company sponsors a defined benefit pension plan which provides retirement benefits to participating employees. The gain or (loss) net of tax recognized from the change in fair value of plan assets during the

years ended December 31, 2010 and 2009 was ($9,239) and $42,153, respectively, and was recognized as other comprehensive income. No contributions or benefits were paid to or from the plan during the years ended December 31, 2010 and 2009. No plan assets are expected to be returned to the Company during the next 12 months. The significant components of the defined benefit pension plan as of December 31, 2010 and 2009 are as follows:

	December 31,	
	2010	**2009**
Fair market value of pension plan assets	$ 987,771	$ 947,055
Pension benefit obligation	1,021,423	965,561
Plan funded status over/(under)	$ (33,652)	$ (18,506)

The Company recognized a liability for pension benefits of $33,652 and $18,506 for the years ended December 31, 2010 and 2009, respectively. The Company does not expect to distribute pension benefits to participants in the next 12 months.

Reclassification

Certain 2009 amounts have been reclassified to conform to the 2010 presentation. These reclassifications had no effect on the previously reported net income.

Recent Accounting Pronouncements

In February 2010, the FASB adopted guidance relating to disclosure of subsequent events, which was effective upon issuance. As a result, the Company is required to evaluate subsequent events through the date that the financial statements are issued. The adoption of this guidance did not have a material impact on the Company's financial statements. We have evaluated subsequent events after the balance sheet date of December 31, 2010 through the time of filing with the Securities and Exchange Commission (SEC) on February 28, 2011 which is the date the financial statements were issued.

In January 2010, the FASB issued guidance requiring that for each class of assets and liabilities measured at fair value, reporting entities provide additional disclosures describing the reasons for transfers of assets in and out of Levels 1 and 2 of the three-tier fair value hierarchy. For assets valued using the Level 3 method, entities will be required to separately present purchases, sales, issuances, and settlements in the reconciliation for fair value measurements. The guidance also states that an entity should provide fair value measurements for each class of asset or liability, and explain the inputs and techniques used in calculating Levels 2 and 3 fair value measurements. This guidance is effective for interim and annual filings for fiscal years beginning after December 15, 2010. The Company expects the adoption of this guidance to not have material impact on the financial statements.

In June 2009, the FASB issued accounting guidance on the consolidation of variable interest entities (VIEs). This new guidance revises previous guidance by eliminating the exemption for qualifying special purpose entities, by establishing a new approach for determining who should consolidate a variable-interest entity and by changing when it is necessary to reassess who should consolidate a variable-interest entity. This guidance will be effective at the beginning of the first fiscal year beginning after November 15, 2009. Early application is not permitted. The adoption of this guidance did not have a material impact on the Company's financial statements.

Note 3 – Related Party Transactions

During 2010 and 2009, contract specific arrangements were consummated between the Company and a managing broker-dealer under common ownership, which results in monies being owed between the two companies. December 31, 2010 amounts due to and due from the Company were netted to a receivable of $65,767. The amount at December 31, 2010 is made up of commissions receivable of $7,223, expense reimbursements receivable of $74,753 and expense reimbursements payable of $16,209. The amount at December 31, 2009 of $17,488 is made up of expense reimbursements receivable. The 2010 netted amount and the 2009 amount are contained in the "Receivables from related parties" balance.

In addition, at December 31, 2010 and 2009 the amounts due to a related company were $2,500 and $0, respectively, contained in the "Payables to related party" balance.

Note 4 – Income Taxes

The significant components of the Company's deferred income tax assets as of December 31, 2010 and 2009 are as follows:

	2010	2009
Deferred Income Tax Assets:		
Capital loss carryforward	$ 1,231	$ 1,231
Pension plan tax asset - unrealized loss	13,124	7,218
Allowance for bad debt	18,069	12,807
Net operating loss carryforward	190,743	34,423
Depreciation and amortization	571	-
Deferred Income Tax Liabilities:		
Depreciation and amortization	-	(8,351)
Net Deferred Income Tax Asset	$ 223,738	$ 47,328

The amount of, and ultimate realization of, the deferred income tax assets are dependent, in part, upon the tax laws in effect, the Company's future earnings, and other future events, the effects of which cannot be determined. As of December 31, 2010 and 2009, the Company has long-term deferred income tax assets (liabilities) of $13,696 and $(1,133), respectively.

At December 31, 2010, the Company has a net operating loss carry forward of $489,098 that expires in 2030 if not used by that date. The following shows the components of the Provision from Income Taxes:

Summary of Provision for Income Taxes from Continuing Operations

December 31, 2010	Federal	State	Total
Current tax	$ -	$ 9,434	9,434
Deferred tax	(148,767)	(21,736)	(170,503)
Total	$ (148,767)	$ (12,302)	$ (161,069)

December 31, 2009		Federal		State		Total
Current tax	$	(265,165)	$	(36,234)	$	(301,399)
Deferred tax		(8,951)		(35,808)		(44,759)
Total	$	(274,116)	$	(72,042)	$	(346,158)

The following is a reconciliation of the amount of tax benefit that would result from applying the federal statutory rate to pretax loss with the benefit from income taxes:

	December 31,	
	2010	2009
Provision at statutory rate (34%)	$ (175,736)	$ (260,458)
Other nondeductible expenses and adjustments	707	797
Net operating loss carryforward	15,748	(61,217)
Other	14,876	-
State tax benefit, net of federal benefit	(16,664)	(25,280)
Net Provision (Benefit) for Income Taxes from Continuing Operations	(161,069)	(346,158)
Other comprehensive income at statutory rate (34%)		
Gain (loss) on pension plan assets	5,906	(26,950)
Net Provision (Benefit) for Income Taxes from Other Comprehensive Income	5,906	(26,950)
Total Net Provision (Benefit) for Income Taxes	$ (155,163)	$ (373,108)

Note 5 – Lease Commitments

The Company entered into a lease agreement in 2010 for office space under an operating lease that expires in 2014.

Future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2010 are as follows:

2011	$	31,820
2012		55,927
2013		57,305
2014		9,551
Total	$	154,603

The Company's rent expense for its office space was $67,213 and $71,755 for the years ending December 31, 2010 and 2009, respectively.

Note 6 – Stockholders' Equity

The Company requested from FINRA approval to change the ownership structure from a single shareholder to multiple shareholders. This change in equity reallocated the existing stock shares among the new

shareholders with no new issuance of common stock. Pursuant to NASD Rule 1017, FINRA granted this ownership change on October 13, 2008 pending receipt of an executed Membership Agreement ("Agreement"). The ownership change was effective January 1, 2009.

Note 7 – Commitments and Contingent Liabilities

The Company has been named in several arbitration proceedings before FINRA where claimants asserted claims for state and federal securities laws incidental to its securities business. Management of the Company believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position. However, there is no assurance that the Company will prevail. All cases have been referred to the Company's insurance carrier. The amount of the compensatory damages specified range from $2,800,854 to $2,886,477, plus other damages not specified.

Note 8 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2010, the Company had net capital of $142,258 which was $107,168 in excess of its required net capital of $35,090. The Company's ratio of aggregate indebtedness to net capital was 3.70 to 1.

At December 31, 2009, the Company had net capital of $313,316 which was $260,171 in excess of its required net capital of $53,445. The Company's ratio of aggregate indebtedness to net capital was 2.75 to 1.

SUPPLEMENTAL INFORMATION

OMNI BROKERAGE, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2010

Total stockholder's equity	$	560,477
Less non-allowable assets:		
Receivables from non-customers		(110,418)
Commissions receivable in excess of related commissions payable		(24,635)
Office equipment, net of accumulated depreciation		(22,827)
Haircuts on securities		(229)
Cash in "Central Registration Depository" account		(109)
Other assets		(260,002)
Net Capital		142,258
Net capital per Focus report dated December 31, 2010		162,488
Difference	$	(20,230)
Reconciliation of difference between net capital and net capital per Focus report dated December 31, 2010		
Audit adjustments:		
Adjust provision for pension liability	$	(15,146)
Adjust for affiliate reporting		16,209
Adjust for reclassification of payables		(21,292)
	$	(20,230)
Aggregate Indebtedness		
Total liabilities	$	526,351
Computation of Basic Net Capital Requirement		
Net capital	$	142,258
Minimum net capital required		35,090
Excess Net Capital	$	107,168
Ratio of Aggregate Indebtedness to Net Capital		3.70 to 1
Ratio of Aggregate Indebtedness to Net Capital per the Focus Report		3.11 to 1
Difference		0.59

H | B | M

HANSEN, BARNETT & MAXWELL, P.C.
Certified Public Accountants

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing our audit of the financial statements of Omni Brokerage, Inc. (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

an independent member of BAKER TILLY INTERNATIONAL

Registered with the Public Company Accounting Oversight Board

5 Triad Center, Suite 750, Salt Lake City, Utah 84180-1128
TEL 801-532-2200 FAX 801-532-7944 www.hbmcpas.com

ADDING VALUE | NOT COMPLEXITY

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hansen, Barnett & Maxwell, P.C.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah
February 28, 2011

H | B | M

HANSEN, BARNETT & MAXWELL, P.C.
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholder and Board of Directors
Omni Brokerage, Inc.
South Jordan, Utah

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Omni Brokerage, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check #1335 and check #1543 sent from Omni Brokerage, Inc.) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 and no differences were noted. the following was noted;

Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010	3,021,750
Total Revenue reported in Form SIPC-7 for period January 1, 2010 to December 31, 2010	3,027,847
Difference	(6,097)

Management has represented to us that the Total Revenue reported in Form SIPC 7 for the period January 1, 2010 to December 31, 2010 is different than the Total Revenue reported on the audited Form X-17A-5

for the year ended December 31, 2010. The reason for the difference of $6,097 occurred because of audit adjustments after the FOCUS reports and SIPC-7 was prepared, for which management has sought advice from FINRA whether to amend the Form SIPC 7.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Statements of Income (Loss) of Omni Brokerage, Inc. included in the FOCUS filings for the quarters ended March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Statements of Income (Loss) of Omni Brokerage, Inc. included in the FOCUS filings for the quarters ended March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hansen, Barnett & Maxwell, P.C.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah
February 28, 2011